Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total steps up capital expenditure program in France
Paris, September 16, 2005 — Total is stepping up its capital expenditure program in response to developments over the last two years in the oil market, which has seen very high utilization of world production and refining capacity.
From now through 2010, Total will be investing €2.8 billion in refining in France, three times as much as in the first half of the decade. The main investments consist of €500 million to increase diesel production at four refineries, €400 million to improve energy efficiency and further reduce the environmental footprint of refineries, and an estimated €800 million to build an upgrader at the end of the period to convert surplus heavy fuel oil into automotive fuel.
The new refining capacity will enable an additional 4 million metric tons of diesel to be produced to meet increased demand.
x x x
Over the longer term, Total is committed to diversifying its energy supply and to developing solutions that will help meet energy demand while contributing to the combat against climate change.
In France, Total will be spending €500 million between now and 2010 on:
•	Renewable energies: Most of the €250 million earmarked will be spent on wind power projects and on developments in photovoltaic power,

•	Biofuels: Total plans to double its ethanol purchases and triple its vegetable oil methyl ester (biodiesel) purchases and is ready to form partnerships to build new biodiesel units,

•	New automotive fuel production processes: Around €100 million will be spent on programs to develop new gas-to-liquids and biomass-to-liquids processes to efficiently produce liquid hydrocarbons from gas or biomass. One particular project could consist of building a unit to produce high-grade biodiesel from a combination of vegetable oils and animal fat,

•	Combating climate change: Total will invest €50 million to build a pilot CO2 capture and sequestration unit at Lacq and to develop other technologies to reduce greenhouse gas emissions related to the use of fossil fuels,

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
•	Around €100 million will be allocated to R&D partnerships covering new automotive energy sources, such as fuel cells and hydrogen, as well as new, more energy efficient industrial equipment and new technologies in the areas of renewable energies and the reduction of greenhouse gas emissions.
Through these initiatives, Total is assertively demonstrating its commitment to consolidating its role as a global energy operator in oil and gas as well as new energies.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com